Exhibit 99.5

GH RESEARCH   VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 P.M., Irish Standard Time on 26 June 2024.

Online
Go to **www.envisionreports.com/ghrs** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada or 1-781-575-2300 if outside these areas.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

2024 GH Research PLC Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors:

	For	Against	Abstain
1.1 - Florian Schönharting	☐	☐	☐
1.2 - Michael Forer, LL.B.	☐	☐	☐
1.3 - Dermot Hanley	☐	☐	☐
1.4 - Duncan Moore, PhD	☐	☐	☐

	For	Against	Abstain
2. To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December 2024 and to authorise the Board to fix the remuneration of the auditors.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon any other business that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

03ZPGC

Small steps make an impact.  Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/ghrs  Annual General Meeting of Shareholders on 27 June 2024 at 2:00 p.m. Irish Standard Time  This proxy is solicited by the Board of Directors  GH Research PLC  T IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. T  Change of Address — Please print new address below.  Comments — Please print your comments below.  The shareholder(s) hereby appoint(s) Magnus Halle and Julie Ryan, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorises them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of GH Research PLC that the undersigned shareholder(s) is/are entitled to vote, with all powers which the undersigned would possess if personally present at the meeting, at the Annual General Meeting of Shareholders to be held on 27 June 2024 at 2:00 P.M., Irish Standard Time at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland and at any adjournment or postponement thereof. You may vote at the Annual General Meeting if you were a shareholder of record at the close of business on 3 May 2024.  A shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend, speak and vote instead of him or her at the Annual General Meeting. A proxy need not be a shareholder of record. If you wish to nominate a proxy other than Magnus Halle or Julie Ryan, please contact our Company Secretary at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland. Any such nominated proxy must attend the Annual General Meeting in person in order for your votes to be cast.  This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.  In his/her discretion, the proxies are authorised to vote upon such other business as may properly come before the meeting, and any adjournment or postponement thereof.  C Non-Voting Items  +  +  Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.  The Notice of Annual General Meeting, Irish Statutory Financial Statements and Form 20-F are available at: www.envisionreports.com/ghrs  2024 Annual General Meeting Admission Ticket  2024 Annual General Meeting of Shareholders of GH Research PLC 27 June 2024 at 2:00 P.M., Irish Standard Time  Joshua Dawson House,  Dawson Street, Dublin 2, D02 RY95, Ireland  Upon arrival, please present this admission ticket and photo identification at the registration desk.